

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 9, 2009

<u>Via U.S. Mail and facsimile to (916) 786-1800</u>

Mr. Steven C. Oldham
President and Chief Executive Officer
SureWest Communications
8150 Industrial Avenue, Building A
Roseville, CA 95678

> **Re: SureWest Communications**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 16, 2009**
> **Forms 10-Q for the quarters ended March 31, 2009 and June 30, 2009**
> **File No. 000-29660**

Dear Mr. Oldham:

We have reviewed your Form 10-K and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth at the end of this letter.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year ended December 31, 2008</u>

<u>Item 2. Management's Discussion and Analysis of Financial Condition…, page 24</u>

1.   We note your statement in the second paragraph on page 24 that, "We are one of the nation's leading integrated communications providers and are the bandwidth leader in the markets we serve." Please provide support for this statement by disclosing upon what bases you are making these claims (e.g., that you are a national leader by revenues, subscribers, etc. compared to other integrated communications providers). In addition, clarify what you mean by "bandwidth leader."

<u>Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K</u>

<u>Compensation Discussion and Analysis, page 9</u>

<u>Annual Incentive or Short Term Incentive ("STI") Compensation, page 10</u>

2.   In the first two paragraphs on page 11, you disclose five measurable performance targets and how you performed with respect to each target. In future filings, please also disclose the performance targets and threshold levels for each performance goal. See Item 402(b)(1)(v). If you believe that such disclosure is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Regulation S-K Item 402(b), please provide in your response letter a detailed explanation of such conclusion. For further guidance, please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at <u>www.sec.gov/divisions/corpfin/cfguidance.shtml</u>.

3.   We note that the performance targets were weighted and that you used a matrix to calculate how much of the award opportunity was earned based on the level of achievement of the performance target. In future filings, please disclose how you weighted the performance targets and describe or disclose your matrix in more detail. Consider using a chart to describe the weights of each performance measure, the target payout for each named executive officer, the targets and threshold levels for each performance measure, and your level of achievement of each measure so that investors readily understand how each named executive officer earned a certain percentage of the award opportunity and bonus amounts.

4.   We note that one of your performance targets is based upon EBITDA, which is a non-GAAP financial measure. Please explain in future filings how this measure is calculated from your financial statements. See Instruction 5 to Item 402(b).

<u>Long Term Incentive ("LTI") Compensation, page 13</u>

5.   We note that you do not tie the payment of stock awards under the LTI to specific performance targets or metrics. We do, however, note that (1) you use benchmarking and comparative analyses to ensure that you are paying at or near the 50th percentile of your peer group for the LTI awards, and (2) you reward your NEOs for "solid long term performance" with LTI awards. In future filings, please discuss more specifically how you arrived at and why you paid the particular levels of long-term incentive compensation for each named executive officer. In this regard, please explain in more detail what constitutes "solid long term performance" so that investors understand the reasoning behind the restricted stock grants that were made on December 12, 2008 to each named executive officer. For example, does this term refer to certain generalized guidelines like an improvement to your stock price or an earnings measure, the achievement of a strategic objective, or the disposition or acquisition of a key asset over a

particular period of time?   How does the committee determine whether a particular
named executive officer contributed to solid long term performance? How does the
committee then translate their assessment of long term performance and benchmarking
into the actual amounts and types of LTI compensation awarded?

Comparative Benchmarking, page 14

6.   You disclose in the second full paragraph on page 15 that you use a variety of industry
and functional salary surveys including the ones conducted by Radford, Thobe
Communications, and Mercer. If the company uses these surveys for benchmarking
purposes, identify the surveys used and the constituent companies in those surveys. See
Item 402(b)(2)(xiv). For further guidance, please refer to Question 118.05 in our
Regulation S-K Compliance and Disclosure Interpretations, available on our website at
www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Summary Compensation Table, page 17

7.   We note that you have reported STI compensation under the bonus column of the
Summary Compensation Table. In your response letter, please explain why you have
reported STI compensation as bonuses rather than non-equity incentive plan awards. In
this regard, it appears from your disclosure about performance targets on page 11 that
amounts that you have characterized as bonus awards to your named executive officers
are based on satisfaction of performance targets that were pre-established and
communicated to your executives. Therefore, in future filings, it appears that you should
report STI compensation in your Summary Compensation Table as non-equity incentive
plan awards and include these awards in your Grants of Plan-Based Awards table. For
further guidance, see Question 119.02 in our Regulation S-K Compliance and Disclosure
Interpretations, available on our website at
http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

*   *   *   *

Please respond to these comments within 10 business days of the date of this letter or tell
us when you will provide us with a response. Please furnish a letter that keys your responses to
our comments and provides any requested information. Detailed letters greatly facilitate our
review. Please file your letter over EDGAR. Please understand that we may have additional
comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director